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                                                      Exhibit (99)(i)5
                                NEW YORK STATE
                   DEPARTMENT OF ENVIRONMENTAL CONSERVATION
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In the Matter of the Development                      ORDER ON CONSENT
and Implementation of a Former                        Index #D3-0001-95-06
Manufactured Gas Plant (MGP) Sites
Investigation and Remediation Program
by Central Hudson Gas & Electric Corporation
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WHEREAS:

1.  The New York State Department of Environmental Conservation
(the "Department") is responsible for enforcement of the Environmental Conservation Law, which INTER ALIA, requires the
Department to carry out the environmental policy of the State set forth of the ECL 1-0101. ECL 3-0301.1.

2. Central Hudson Gas & Electric Corporation ("Respondent") is a business corporation organized under the laws of the State of New
York.

3. Respondent owns a former manufactured gas plant ("MGP") located on South Water Street in the City of Newburgh, Orange County, New York at which coal tar and associated hazardous substances ("MGP wastes") may have been disposed at various times in the past by Respondent or its predecessors or affiliates (the "Site").

4. On May 26, 1995, the City of Newburgh (the "City") filed a complaint in the United States District Court in the Southern District of New York, alleging that MGP wastes have been released from Respondent's former MGP in violation of law and that the alleged releases have occurred on and under a City right of way and City property (the "City lawsuit"). The City has demanded in its complaint that such releases cease, that a City right of way and City property be remediated and that the City recover from Respondent damages and penalties.

5. The Department's authority to require abatement and remediation of releases of, INTER ALIA, hazardous substances as that term is defined in 42 USC 9601(14), including MGP wastes, that are in violation of law or that exceed, or that cause an exceedance of, State environmental quality standards (as those set forth in 6 NYCRR Part 703) ("hazardous substances"), is varied, including, but not limited to, ECL 1-0101, 3-0301, 71-1929, 71-2703, and 71-2705. In addition, the Department has the power, INTER ALIA, to provide for the prevention and abatement of all water, land, and air pollution caused by, INTER ALIA, the release of hazardous substances into the environment. ECL 3-0301.1.i. Furthermore, the Department has authority to require abatement and remediation of significant threats to the public health or the environment caused by threatened releases of hazardous substances that are hazardous wastes as that term is defined in ECL 27-1301.

6. The Department and Respondent agree that the goals of this Order are for Respondent to (i) develop and implement a Remedial Investigation ("RI") and prepare a Feasibility Study ("FS"); (ii) remediate the Site, and to remediate off-Site areas to the extent Respondent is responsible, if the Department determines there is a need for remediation, on a schedule and to an extent acceptable to the Department, including authorizing Respondent to develop and implement Interim Remedial Measures ("IRMs") that the Department determines to be appropriate; and (iii) pay for the State's reasonable administrative and oversight costs associated with implementation of this Order.

7. Respondent, without admitting or denying the Department's authority to require investigation and remediation of hazardous substances at, or associated with, the Site and having waived its right to a hearing herein as provided by law, and having consented to the issuance and entry of this Order, agrees to be bound by its terms. Respondent consents to and agrees not to contest the authority or jurisdiction of the Department to issue or enforce this Order; and agrees not to contest the validity of this Order or its terms. However, should the Department request that this Order be revised, Respondent reserves all of its rights provided by law and the New York Environmental Conservation Law.

      NOW, having considered this matter and being duly advised, IT IS ORDERED THAT:

I.  INITIAL SUBMITTALS

      The Department acknowledges having received before the issuance of this Order two studies, "Phase I Investigation" prepared by EA Science and Technology, dated January 1987 and "Phase II Investigation Report, Former Coal Gasification Plant Site Newburgh Site" prepared by Blasland, Bouck & Lee for Respondent, dated December 1988, revised September 1989. No later than 30 days after the effective date of this Order, Respondent shall submit to the Department any other data and information it has in its possession respecting the Site. The other data and information shall include, to the extent known and in Respondent's possession:

      A. A brief history and description of the Site, including operations, facilities, and equipment and the types, quantities, physical state, location, and, if applicable, dates of disposal of hazardous substances, including methods of disposal and spillage of such substances:

      B. A comprehensive list and copies of all existing relevant reports and memoranda with titles, authors, and subject matter, as well as a description of the results of all previous investigations of the Site and areas in the vicinity of the Site, including copies of all available plans, drawings, topographic and property surveys, engineering studies and surface and aerial photographs; and

      C.  An 8.5 inch by 11 inch portion of a United States
Geological Survey topographic map of the Site which contains the name of the quadrangle and an arrow indicating the orientation of a northern compass point.

If any of the data or information is contained in documents concerning which a claim of privilege may be asserted, including such claims of privilege relating to the City lawsuit, Respondent shall provide such data and information but need not disclose the privileged mental impressions, conclusions, opinions, or legal theories of counsel or Respondent's staffs request for same, as provided under applicable New York State law.

II.  PERFORMANCE AND REPORTING OF REMEDIAL INVESTIGATION

      A. 1. An outline for an RI/FS work plan is approved by the Department and is attached to, and is incorporated into, this Order as Exhibit "A".

            2. Within 45 days after the effective date of this Order, Respondent shall submit to the Department and to the City a chronological description of the anticipated RI activities together with a schedule for the performance of those activities and, within 90 days after the effective date of this Order, shall submit to the Department and to the City a work plan for the Site and other areas of investigation that is consistent with Exhibit "A" and that shall incorporate all appropriate elements of an RI/FS as set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") [42 USC 9601 ET SEQ.], as amended; the National Contingency Plan ("NCP") of March 8, 1990 [40 CFR Part 300]; the USEPA guidance document entitled "Guidance for Conducting Remedial Investigations and Feasibility Studies under CERCLA," dated October 1988 and any subsequent revisions to that guidance document in effect at the time the RI/FS Work Plan is submitted; and appropriate USEPA and Department technical and administrative guidance documents (the "RI/FS Work Plan"). Respondent may request that certain requirements contained in the items listed in the preceding sentence not be followed because they are unnecessarily and needlessly burdensome for obtaining additional data at the Site and other areas of investigation. The Department shall not unreasonably deny such requests when reviewing Respondent's RI/FS Work Plan.

      B.  In accordance with the schedule contained in the Site's
Department-approved RI/FS Work Plan, Respondent shall commence the Site's Remedial Investigation.

      C. Respondent shall perform the Remedial Investigation in accordance with the Site's Department-approved RI/FS Work Plan.

      D. During the performance of the Site's Remedial Investigation, Respondent shall have at the Site and at other areas covered by the Remedial Investigation a full-time representative who is qualified to supervise the work done. Respondent's designated representative may be a qualified employee of a consultant or contractor.

      E.  In accordance with the schedule contained in the Site's
Department-approved RI/FS Work Plan, Respondent shall prepare a
Remedial Investigation Report that shall:

            1. include all data generated and all other information obtained during the remedial investigation of the Site and other areas covered by the Remedial Investigation;

            2. identify any additional data that must be collected; and

            3. provide all appropriate assessments and evaluations set forth in CERCLA, the NCP, and the guidance documents identified in Subparagraph II.A.2 of this Order; and

            4. include a certification by the individual or firm with primary responsibility for the day to day performance of the Remedial Investigation at the Site and other areas of investigation that all activities that comprised the Remedial
Investigation were performed in full accordance with the Department-approved RI/FS Work Plan.

III.  FEASIBILITY STUDY

      A. 1. Upon review and approval of the Remedial Investigation Report, the Department shall determine whether hazardous substances found at the Site and other areas of investigation that have migrated from or otherwise originated from the Site (the "hazardous substances at issue") constitute a significant threat to the environment. Such determination shall be in writing and provided to Respondent and the City.

            2. Within 150 days after receipt of the Department's approval of the Remedial Investigation Report, Respondent shall submit to the Department and to the City a Feasibility Study evaluating on-Site and off-Site remedial actions to eliminate, to the maximum extent practicable, all health and environmental hazards and potential hazards attributable to disposal or release of hazardous substances at issue. Such evaluation may include remediation cleanup levels based upon a site-specific risk assessment that shall consider a range of exposure scenarios and assumptions that take into account the form, nature, biodegradation, fate, and transport of the contaminants present, available toxicological data that are based upon generally accepted and peer-reviewed scientific evidence or methodologies, and current and expected future uses of the Site and other areas covered by the Remedial Investigation, which may include appropriate institutional controls. The site-specific risk assessment shall be consistent with guidance and regulations for exposure assessment developed by the United States Environmental Protection Agency pursuant to CERCLA and other statutory authorities as applicable; and any proposed remediation cleanup level based upon a site-specific risk assessment shall be protective of the public health and safety and of the environment. In the event that Respondent intends to undertake such evaluation using a Site-specific risk assessment, Respondent shall submit such risk assessment to the Department and to the City for their respective review no later than 90 days before Respondent shall be required to submit the Feasibility Study. Unless the Department determines that such risk assessment is not consistent with the expected future uses of the Site, the City's property, or other covered areas and or not consistent with peer-reviewed scientific evidence or methodologies, or appropriate guidance and regulations--in which case, the Department shall provide Respondent with a written explanation of the basis for such a determination--the Site-specific risk-based remediation cleanup level determined by application of the risk assessment shall be approved by the Department and shall be used for purposes of selecting the remedial alternative for the Site and other areas covered by the Remedial Investigation. Such evaluation also shall take into account any and all Department-approved IRMs that were implemented at the Site and other areas covered by the Remedial Investigation. The Feasibility Study shall be prepared by and have the signature and seal of a professional engineer who shall certify that the Feasibility Study was prepared in accordance with this Order.

      B. Respondent shall perform and prepare the Feasibility Study in accordance with the Department-approved RI/FS Work Plan in a manner consistent with appropriate sections of CERCLA, the NCP, and the guidance documents identified in Subparagraph II.A.2 of this Order.

      C. 1. Within 30 days after the Department's approval of the Feasibility Study, Respondent shall cooperate and assist the Department in soliciting public comment on the RI/FS and the proposed remedial action plan identified therein, in accordance with appropriate provisions of CERCLA, the NCP, the guidance documents identified in Subparagraph II.A.2. of this Order, and with any Department policy and guidance documents in effect at the time the public comment period is initiated.

            2. The Department shall afford Respondent and the City an opportunity to review and comment upon the proposed remedial action plan before its release to the public using the following procedure: the Department shall prepare a proposed remedial action plan and shall mail a copy of same to Respondent and to the City at least fifteen business days before the scheduled date of publication of the notice of availability of the document. Respondent and the City shall have ten business days to meet with the Department to discuss it. In the event that Respondent disputes the proposed remedial action plan within that ten day period, it may request in writing a resolution of its dispute using the procedures contained in Subparagraph XVI.A of this Order. Any resolution of this dispute through the use of those procedures shall concern only the contents of the proposed remedial action plan to be released to the public and shall not preclude the Department from selecting a final remedial alternative for the Site or other area covered by the Remedial Investigation that shall have been released to the public.

            3. After the close of the public comment period, the Department shall select a final remedial alternative for the Site and other areas covered by the Remedial investigation in a Record of Decision ("ROD"). The ROD shall be incorporated into and become an enforceable part of this Order.

IV.  IRMs

      A. 1. Respondent may propose one or more IRMs for the Site or other area of investigation.

            2. In proposing each IRM, Respondent shall submit to the Department--and to the City, if the IRM is proposed to be undertaken on City property--a work plan that includes a chronological description of the anticipated IRM activities together with a schedule for performance of those activities (an "IRM Work Plan" for the Site or other area of investigation).

            3. Upon the Department's determination that the proposal is an appropriate IRM and upon the Department's approval of such work plan, the IRM Work Plan shall be incorporated into and become an enforceable part of this Order; and Respondent shall submit to the Department--and to the City, if the IRM is proposed to be undertaken on City property--for review and (as appropriate) Department approval, in accordance with the schedule contained in the Department-approved IRM Work Plan, detailed documents and specifications prepared, signed, and sealed by a professional engineer to implement the Department-approved IRM. Such documents shall include a health and safety plan, contingency plan, and (if the Department requires such) a citizen participation plan that incorporates appropriate activities outlined in the Department's publication, "New York State Inactive Hazardous Waste Citizen Participation Plan," dated August 30, 1988, and any subsequent revisions thereto.
Respondent shall then carry out such IRM in accordance with the requirements of the approved IRM Work Plan, detailed documents and specifications, and this Order. Respondent shall notify the Department--and the City, if the IRM were being undertaken on City property--of any significant difficulties that may be encountered in implementing the Department-approved work plan, detailed documents, or specifications and shall not modify any obligation unless first approved by the Department.

            4. During implementation of all construction activities identified in the Department-approved IRM Work Plan, Respondent shall have at the location where the IRM is being undertaken a full-time representative who is qualified to supervise the work done.

            5. Within the schedule contained in the Department-approved IRM Work Plan, Respondent shall submit to the Department--and to the City, if the IRM were undertaken on City property--a final engineering report prepared by a professional engineer that includes a certification by that individual that all activities that comprised the IRM were performed in full accordance with the Department-approved IRM Work Plan, detailed documents and specifications, and this Order.

                  i. If the performance of the Department-approved IRM encompassed construction activities, the final engineering report shall include a detailed post-remedial operation and maintenance plan ("O&M Plan"); "as-built" drawings and a final engineering report (each including all changes made to the Remedial Design during construction); and a certification by a professional engineer that the IRM was implemented and all construction activities were completed in accordance with the Department-approved detailed documents and specifications for the IRM. The O&M Plan, "as built" drawings, final engineering report, and certification must be prepared, signed, and sealed by a professional engineer.

                  ii.  Upon the Department's approval of the O&M
Plan, Respondent shall implement the O&M Plan in accordance with the requirements of the Department-approved O&M Plan.

            6. After receipt of the final engineering report and certification, the Department shall notify Respondent--and the City, if the IRM were undertaken on City property--in writing whether the Department is satisfied that the IRM was completed in compliance with the Department-approved IRM Work Plan and design.

      B. 1. In implementing any IRM approved by the Department under this Order, Respondent shall be exempt from the requirement to obtain any permit issuable by the Department for an activity satisfying the criteria set out in Subparagraph III.B.2 of this Order.
            2.  The following criteria must be met:

                  i. The activity is conducted on the Site. For purposes of this Order, an activity is on the Site:

                        (a) if it is conducted on the same premises as the Site, or
                        (b) If it is conducted on different premises that are under common control or are contiguous to or physically connected with the Site and the activity manages exclusively hazardous substances for which Respondent is liable (except in situations where the Remedial Investigation Report discloses the existence of off-Site hazardous substance deposits derived from, or otherwise related to materials deposited on-Site, in which case such deposits shall be deemed "on-Site" and subject to this Order to the Extent Respondent is able to obtain access for purposes of investigation and/or removal); and

                        (c) the activity is conducted in a manner which satisfies all substantive technical requirements applicable if the activity were conducted pursuant to a permit issued by the Department.

V.    REMEDIAL DESIGN

      A. Unless the ROD selects the "no action" alternative, within 180 days after the ROD is signed, or as otherwise specified in the ROD, Respondent shall submit to the Department and to the City a remedial design to implement the remedial alternative for the Site and areas covered by the Remedial Investigation selected by the Department in the ROD (the "Remedial Design"). The Remedial Design shall be prepared by and have the signature and seal of a professional engineer who shall certify that the Remedial Design was prepared in accordance with this Order.

      B.  The remedial Design shall included the following:

            1. A detailed description of the remedial objectives and the means by which each essential element of the selected remedial alternative will be implemented to achieve those objectives, including, but not limited to:

                    i. the construction and operation of any structures;

                   ii. the collection, destruction, treatment, and/or disposal of hazardous substances and their constituents and degradation products, and of any soil or other materials contaminated thereby;

                  iii. the collection, destruction, treatment, and/or disposal of contaminated groundwater, leachate, and air;

                   iv. physical security and posting of the Site and other areas covered by the Remedial Investigation;

                    v. health and safety of persons living and/or working at or in the vicinity of the Site and areas covered by the Remedial Investigation;

                   vi. quality control and quality assurance procedures and protocols to be applied during implementation of the Remedial Design; and

                  vii. monitoring which integrates needs which are present on-Site and off-Site during implementation of the Department-selected remedial alternative.

            2.  "Biddable quality" documents for the Remedial
Design including, but not limited to, documents and specifications prepared, signed, and sealed by a professional engineer. These plans shall satisfy all applicable local, state and federal laws, rules and regulations;

            3.  A time schedule to implement the Remedial Design;

            4. The parameters, conditions, procedures, and protocols to determine the effectiveness of the Remedial Design, including, if the Remedial Design encompasses groundwater monitoring, a schedule for periodic sampling of groundwater monitoring wells on-Site and off-Site;

            5. A description of operation, maintenance, and monitoring activities to be undertaken after the Department has approved construction of the Remedial Design, including the number of years during which such activities will be performed;

            6. A contingency plan to be implemented if any element of the Remedial Design fails to achieve any of its objectives or otherwise fails to protect human health or the environment;

            7. A health and safety plan for the protection of persons at and in the vicinity of the Site and other areas covered by the Remedial Investigation during construction and after completion of construction. This plan shall be prepared in accordance with 29 CFR 1910 by a certified health and safety professional;

            8. A citizen participation plan which incorporates appropriate activities outlined in the Department's publication, "New York State Inactive Hazardous Waste Citizen Participation Plan," dated August 30, 1988, and any subsequent revisions thereto; and

            9. A plan for coordination with affected property owners on whose properties remediation activities will occur.

VI.   REMEDIAL CONSTRUCTION

      A. Within such time as identified in the Department's approval of the Remedial Design, Respondent shall commence construction of the Remedial Design. The Department will extend this period if reasonably necessary to accommodate weather-related limitations or other restrictions upon the construction season, or problems with accessing property not owned or controlled by Respondent.

      B. Respondent shall implement the Remedial Design in accordance with the Department-approved remedial Design.

      C. During implementation of all construction activities identified in the Remedial Design, Respondent shall have at the location of construction activities a full-time representative who is qualified to supervise the work done.

      D. Within 90 days after completion of the construction activities identified in the Remedial Design, Respondent shall submit to the Department and the City a detailed post-remedial operation and maintenance plan ("O&M Plan"); "as-built" drawings and a final engineering report (each including all changes made to the Remedial Design during construction); and a certification by a professional engineer that the Remedial Design was implemented and all construction activities were completed in accordance with the Department-approved Remedial Design. The O&M Plan, "as-built" drawings, final engineering report, and certification must be prepared, signed, and sealed by a professional engineer.

      E.  Upon the Department's approval of the O&M Plan,
Respondent shall implement the O&M Plan in accordance with the requirements of the Department-approved O&M Plan.

      F. After receipt of the "as-built" drawings, final engineering report, and certification, the Department shall notify Respondent and the City in writing whether the Department is satisfied that all construction activities have been completed in compliance with the approved Remedial Design.

      G. If the Department concludes that any element of the Remedial Program fails to achieve is objectives or otherwise fails to protect human health or the environment, Respondent shall take whatever action the Department determines necessary to achieve those objectives or to ensure that the Remedial Program otherwise protects human health and the environment.

VII.  PROGRESS REPORTS AND MEETINGS

      A. Respondent shall submit to each of the parties set forth in Paragraph XV of this Order two copies of written monthly progress reports that:

            1. describe the actions which have been taken toward achieving compliance with this Order during the previous month;

            2. identify all work plans, reports, and other deliverables required by this Order that were completed and submitted during the previous month;

            3. describe all actions, including, but not limited to, data collection and implementation of work plans, that are scheduled for the next month and provide other information relating to the progress at the Site and other areas of investigation;

            4. include information regarding percentage of completion, unresolved delays encountered or anticipated that may affect the future schedule for implementation of the Respondent's obligations under the Order, and efforts made to mitigate those delays or anticipated delays; and

            5. include any modifications to any work plans that Respondent has proposed to the Department or that the Department has approved. Respondent shall submit these progress reports to the Department and to the City by the 10th day after the end of the month to which the report pertains.

      B. Respondent shall allow the Department and the City to attend and shall provide the Department and the City at least seven days advance notice of the occurrence of, any of the following: prebid meetings, job progress meetings, substantial completion meeting and inspection, and final inspection and meeting; provided, however, that if circumstances are such as to prevent Respondent from providing the Department or the City with such seven day notice period, Respondent shall provide as much advance notice as possible, under the circumstances.

VIII.  REVIEW OF SUBMITTALS

      A. 1. The Department shall review each of the submittals Respondent is required to make pursuant to this Order to determine whether it was prepared, and whether the work done to generate the data and other information in the submittal was done, in accordance with this Order and generally accepted technical and scientific principles. Respondent shall include all results of sampling and tests and all other data received or generated by Respondent or Respondent's contractors or agents, including quality assurance/quality control information, whether conducted pursuant to this Order or conducted independently by Respondent, in the submittal to which such sampling, tests, and other data pertain. The Department shall notify Respondent and the City in writing of its approval or disapproval of the submittal, except for the health and safety plains identified in Subparagraphs IV.A(3) and V.B(7) of this Order. All Department-approved submittals shall be incorporated into and become an enforceable part of this Order.

            2. i. If the Department disapproves a submittal, it shall so notify Respondent and the City in writing and shall specify the reasons for its disapproval. Within 30 days after receiving written notice that Respondent's submittal has been disapproved, Respondent shall make a revised submittal to the Department and to the City that addresses and resolves all of the Department's stated reasons for disapproving the first submittal.

                  ii. Within a reasonable time after receipt of the revised submittal so as to not cause Respondent to be unable to comply with subsequent obligations and schedule deadlines as presented in Department-approved work plans, the Department shall notify Respondent and the City in writing of its approval or disapproval. If the Department disapproves the revised submittal, Respondent shall be in violation of this Order and the Department may take any action or pursue whatever rights it has pursuant to any provision of statutory or common law, unless Respondent exercises the dispute resolution procedure described in Subparagraph XVI.A of this Order. If the Department approves the revised submittal, it shall be incorporated into and become an enforceable part of this Order.

      B. The Department may require Respondent to modify and/or amplify and expand a submittal if the Department determines, as a result or reviewing data generated by an activity required under this Order or as a result of reviewing any other data or facts, that further work is necessary.

IX.   PENALTIES

      A. Respondent's failure to comply with any term of this Order constitutes a violation of this Order and the ECL. Nothing in this Order precludes Respondent from contesting in a Department hearing any possible future Department allegations that Respondent failed to comply with this Order or from contesting any penalty for an alleged failure to comply.

      B. With respect to the period during which the condition shall exist, Respondent shall not suffer any penalty under this Order or be subject to any proceeding or action for enforcement of this Order if it cannot comply with any requirement hereof because of war, riot, failure to obtain access to City property, or an unforeseeable disaster which the exercise of ordinary human prudence could not have prevented. Respondent shall, within five days of when it obtains knowledge of any such condition, notify the Department and the City in writing. Respondent shall include in such notice the measures taken and to be taken by Respondent to prevent or minimize any delays and shall request an appropriate extension or modification of this Order. Failure to give such notice within such five-day period constitutes a waiver of any claim that a delay is not subject to penalties.
Respondent shall have the burden of proving that an event is a defense to compliance with this Order.

X.    ENTRY UPON SITE

      Subject to conditions as may be described in the Site's health and safety plan, Respondent hereby consents to the entry upon the Site or areas in the vicinity of the Site which may be under the control of Respondent by any duly designated employee, consultant, contractor, or agent of the Department or any State agency for purposes of inspection, sampling, and testing and to ensure Respondent's compliance with this Order.

XI.   PAYMENT OF STATE COSTS

      The Department shall establish an interest-bearing account into which the Department shall place all monies received from Respondent under the provisions of this Paragraph in order to pay for the State's expenses (including, but not limited to, direct labor and fringe benefits, overhead, travel, analytical costs, and contractor costs) incurred by the State of New York to fund environmental monitors for work associated with reviewing and revising submittals made pursuant to this Order, overseeing activities conducted pursuant to this Order, collecting and analyzing samples, and administrative costs associated with administering the requirements of this Order. Respondent shall make payments to the Department as follows:

      A. Respondent shall submit to the Department the sum of $150,000, which shall represent the State's estimate of the first year expenses (including, but not limited to, direct labor and fringe benefits, overhead, travel, analytical costs, and contractor costs) incurred by the State of New York to fund environmental monitors for work associated with reviewing and revising submittals made pursuant to this Order to date, overseeing activities conducted pursuant to this Order, collecting and analyzing samples, and administrative costs associated with administering the requirements of this Order. Respondent shall make subsequent quarterly payments to the Department for the duration of this Order in order to maintain an account balance sufficient to meet the next nine months' anticipated above-described State costs. Each quarterly billing will be based on expenditures incurred to date. The quarterly billing will take into account matters such as inflation, salary increases, accrued interest to be applied to the balance, changes in operating hours and procedures and the need for additional personnel and supervision of such personnel by full-time supervisors. Costs and expenses to be covered by this account include:

            1. Direct personal service costs and fringe benefits of the State's staff assigned to work associated with reviewing and revising submittals made pursuant to this Order, overseeing activities conducted pursuant to this Order, collecting and analyzing samples, and administrative costs associated with administering the requirements of this Order, including their supervisors and including the costs of replacement personnel for the persons regularly assigned to these duties;

            2. Direct non-personal service costs, including but not limited to purchase of a vehicle if necessary and its full operating costs, any appropriate chemical sampling and analysis, travel, supplies, and contractual costs;

            3. Indirect support or overhead costs at the annually approved indirect support cost rate; and

            4.  Consultant services.

      B. The Department shall notify Respondent in writing when a quarterly payment is due by submitting a quarterly billing. Respondent shall make such payment in the form of a check payable to the order of the New York State Department of Environmental Conservation and shall submit such payment to the Department at the following address no later than 30 days from receipt of such billing:

      New York State Department of Environmental Conservation
      50 Wolf Road, Room 525
      Albany, NY 12233-1510
      ATTENTION:  Director of Environmental Monitors

Payments are to be in advance of the period in which they will be expended.

      C. Upon the later termination of this Order and upon payment of any outstanding costs and expenses, the Department shall return the unexpended balance, including interest, to Respondent.

      D.  Actual costs incurred will be documented by quarterly
T&A reports for personal service costs. Copies of actual invoices will not be provided but shall be made available for auditing purposes.

XII.  DEPARTMENT RESERVATION OF RIGHTS

      A. Nothing contained in this Order shall be construed as barring, diminishing, adjudicating, or in any way affecting any of the Department's rights.

      B. Nothing contained in this Order shall be construed to prohibit the Commissioner or his duly authorized representative from exercising any summary abatement powers.

XIII. INDEMNIFICATION

      Respondent shall indemnify and hold the Department, the State of New York, and their representatives and employees harmless for all claims, suits, actions, damages, and costs of every name and description arising out of or resulting from the fulfillment or attempted fulfillment of this Order by Respondent, and/or Respondent's directors, officers, employees, servants, agents, successors, and assigns; provided, however, that Respondent shall not indemnify the Department, the State of New York, and their representatives and employees in the event that such claim, suit, action, damages, or cost relate to or arise from any unlawful, willful, grossly negligent, or malicious acts or omissions on the part of the Department, the State of New York, or their representatives and employees.

XIV.  PUBLIC NOTICE

      A. Within 30 days after the effective date of this Order with respect to the Site; or within 30 days after Respondent acquires ownership in any property affected by this Order, Respondent shall file, with respect to the Site or such property, a Declaration of Covenants and Restrictions with the Clerk of the County within which the Site or such property is located to give all parties who may acquire any interest in the Site or such property notice of this Order.

      B. If Respondent proposes to convey the whole or any part of Respondent's ownership interest in any property affected by this Order, including the Site, Respondent shall, not fewer than 60 days before the date of conveyance, notify the Department in writing of the identity of the transferee and of the nature and proposed date of the conveyance of the property in question and shall notify the transferee in writing, with a copy the Department, of the applicability of this Order and shall accompany such notification with a copy of this Order.

XV.   COMMUNICATIONS

      A. All written communications required by this Order shall be transmitted by United States Postal Service, by private courier service, or by hand delivery as follows:

            1.  Communication from Respondent shall be sent to:

                        Charles N. Goddard, P.E.
                        Assistant Director
                        Division of Hazardous Waste Remediation
                        New York State Department of Environmental
                         Conservation
                        50 Wolf Road
                        Albany, New York 12233-7010

with copies to:

            Director, Bureau of Environmental Exposure
            Investigation
            New York State Department of Health
            2 University Place
            Albany, New York 12203

            Regional Director
            New York State Department of Environmental Conservation 21 South Putt Corners
            New Paltz, New York 12561-1696

            Charles E. Sullivan, Jr., Esq.
            New York State Department of Environmental Conservation 50 Wolf Road, Room 400
            Albany, New York 12233-5550

and, where this Order requires that a document or other communication be sent to the City, to:

            Clifford P. Case, Esq.
            Carter, Ledyard & Milburn
            2 Wall Street
            New York, New York 10005

            2. Communication to be made from the Department to Respondent shall be sent to:

            Mr. Jeffrey A. Clock
            Director of Environmental Affairs
            Central Hudson Gas & Electric Corporation
            284 South Avenue
            Poughkeepsie, New York 12601-4879

            Robert J. Glasser, Esq.
            Gould & Wilkie
            One Chase Manhattan Plaza
            New York, New York 10005-1401

            Dennis P. Harkawik, Esq.
            Jaeckle, Fleischmann & Mugel
            Fleet Bank Building
            Twelve Fountain Plaza
            Buffalo, New York 14202-2292

with a copy of same to Mr. Case where this Order requires that a copy of same be sent to the City.

The Department, the City, and Respondent reserve the right to designate additional of different addresses for communication upon written notice to the other.

      B. Copies of work plans and reports shall be submitted as follows:

            1.  Four copies (one unbound) to Mr. Goddard.

            2.  Two copies to Director, Bureau of Environmental
Exposure Investigation.

            3.  One copy to the Regional Director, Region 3.

            4.  One copy to Mr. Sullivan.

            5.  One copy to Mr. Case.

      C. 1. within 30 days of the Department's approval of any report submitted pursuant to this Order, Respondent shall submit, if requested, to Mr. Goddard a computer readable magnetic media copy of the approved report in American Standard Code for information Interchange (ASCII) format.

            2. Within 30 days after the Department's approval of the RI/FS, Respondent shall submit to Mr. Goddard one microfilm copy (16 millimeter roll film M type cartridge) of the Department-approved RI/FS. Within 30 days after its approval of the drawings and submittals described in Subparagraph VII.A of this Order, Respondent shall submit one microfilm copy (16 millimeter roll film M type cartridge) of such Department-approved drawings and submittals, as well as all other Department-approved submittals other than the Department-approved RI/FS.

XVI.  MISCELLANEOUS

      A. 1. If after conferring in good faith, there remains a dispute between Respondent and the Department concerning a provision of this Order identified as subject to this Subparagraph's procedures, within the time period provided in that provision Respondent shall serve on the Department and the City a request for an appointment of an Administrative Law Judge ("ALJ"), and a written statement of the issues in dispute, the relevant facts upon which the dispute is based, and factual data, analysis, or opinion supporting its position, and all supporting documentation on which Respondent relies (hereinafter called the "Statement of Position"). The Department shall serve upon Respondent and the City its Statement of Position, including supporting documentation no later than ten (10) business days after receipt of Respondent's Statement of Position. Respondent and the City each shall have five (5) business days after receipt of the Department's Statement of Position within which to serve upon the Department a reply to the Department's Statement of Position, and in the event Respondent or the City serves such a reply, the Department shall have five (5) business days after receipt of Respondent's or the City's reply to the Department's Statement of Position within which to serve upon Respondent or the City the Department's reply to Respondent's or the City's reply to the Department's Statement of Position. In the event that the periods for exchange of Statements of Position and replies may cause a delay in the work being performed under this Order, the time periods may be shortened upon and in accordance with notice by the Department as agreed to by Respondent.

            2. The Department shall maintain an administrative record of any dispute being addressed under this Subparagraph. The record shall include the Statement of Position of each party served pursuant to Subparagraph XVI.A.1 and any relevant information. The record shall be available for review of all parties and the public.

            3. Upon review of the administrative record as developed pursuant to this Subparagraph, the ALJ shall issue a final decision and order resolving the dispute. If the matter in dispute concerns a submittal,

                    i. Respondent shall revise the submittal in accordance with the Department's specific comments, as may be modified by the ALJ and except for those which have been withdrawn by the ALJ, and shall submit a revised submittal. The period of time within which the submittal must be revised as specified by the Department in its notice of disapproval shall control unless the ALJ revises the time frame in the ALJ's final decision and order resolving the dispute.

                   ii. After receipt of the revised submittal, the Department shall notify Respondent and the City in writing of its approval or disapproval of the revised submittal.

                  iii. If the revised submittal fails to address the Department's specific comments, as may be modified by the ALJ, and the Department disapproves the revised submittal for this reason, Respondent shall be in violation of this Order and the ECL.

            4. In review by the ALJ of any dispute pursued under this Subparagraph, Respondent shall have the burden of proving by a preponderance of the evidence that the Department's position should not prevail.

            5. A deadline involving any matter that is the subject of the dispute resolution process described in this Subparagraph shall be held in abeyance while it is the subject of the dispute resolution process unless the Department and Respondent otherwise agree in writing. The invocation of the procedures stated in this subparagraph shall constitute an election of administrative remedies by Respondent, and such election of this remedy shall constitute a waiver of any and all other administrative remedies which may otherwise be available to Respondent regarding the issue in dispute.

      B. All activities and submittals required by this Order shall address both on-Site and off-Site contamination resulting from the disposal of hazardous substances for which Respondent or its predecessors of affiliates is responsible; subject, however, to the limitation that Respondent is not hereby required to remediate hazardous substances that are not hazardous substances at issue and that are not intermingled with hazardous substances at issue.

      C. Respondent shall retain professional consultants, contractors, laboratories, quality assurance/quality control personnel, and data validators acceptable to the Department to perform the technical, engineering, and analytical obligations required by this Order. Within 30 days after completion of Respondent's retainer process resulting in the selection of a particular firm or individual to perform any of such obligations, Respondent shall submit to the Department and to the City a summary of the experience, capabilities, and qualifications of the firm or individual retained. Respondent must obtain the Department's approval of these firms or individuals before the initiation of any activities for which Respondent and such firms or individuals will be responsible.

      D. The Department and the City shall have the right to obtain split samples, duplicate samples, or both, of all substances and materials sampled by Respondent, and the Department also shall have the right to take its own samples. Respondent shall have the right to obtain split samples, duplicate samples, or both, of all substances and materials sampled by the Department, and Respondent also shall have the right to take its own samples. Respondent shall make available to the Department and the City the results of all sampling and/or tests or other data generated by Respondent with respect of implementation of this Order, including a tabular summary of any such results in any report submitted pursuant to this Order requiring such results.

      E. Respondent shall notify the Department and the City at least 10 working days in advance of any field activities to be conducted pursuant to this Order. The Department's project manager is hereby authorized to approve any modification to an activity to be conducted under a Department-approved work plan in order to adapt the activities to be undertaken under such work plan to the conditions actually encountered in the field, provided that such modification does not impair the effectiveness of the remediation of the Site or other area covered by the Remedial Investigation.

      F. Respondent shall use reasonable efforts to obtain whatever permits, easements, rights-of-way, rights-of-entry, approvals, or authorizations are necessary to perform Respondent's obligations under this Order. If Respondent is unable, after exhaustion of such reasonable efforts, to obtain any such permissions, the Department will exercise whatever authority is available to it, in its discretion, to obtain same. In no event will Respondent be determined to be in violation of this Order if it fails to obtain any such permissions after exhausting reasonable efforts to obtain same. This is in recognition of the facts that Respondent is the current owner of only part of the potential area of disposal of hazardous substances at issue. Significant impediments may, therefore, be encountered as to Respondent's ability to obtain access for purposes of carrying out the requirements of this Order.

      G. If Respondent determines, in connection with its obligations under this Order, that a valid claim exists in favor of Respondent as against any other potentially responsible party, for contribution toward response costs deemed necessary by the Department (or for recovery of an appropriate portion of such costs previously incurred by Respondent), the Department shall provide, in a timely manner, information responsive to any reasonable request (otherwise in conformity with Freedom of Information Law requirements) by such party and any other relevant information that may be helpful in substantiating Respondent's claim. Similarly, if Respondent or the City requests access to non-privileged and otherwise disclosable information in the Department's possession and relevant to the potential liability of any person or entity who may be subject to such claim by Respondent or a claim by the City for contribution or cost recovery, the Department will take reasonable steps to expedite Respondent's or the City's access to such information.

      H. Respondent and its successors and assigns shall be bound by this Order. Any change in ownership or corporate status of Respondent including, but not limited to, any transfer of assets or real or personal property shall in no way alter Respondent's responsibilities under this Order. Respondent's officers, directors, employees, servants, and agents shall be obliged to comply with the relevant provisions of this Order in the performance of their designated duties on behalf of Respondent.

      I. Respondent shall provide a copy of this Order to each contractor hired to perform work required by this Order and to each person representing Respondent with respect to the Site and shall condition all contracts entered into hereunder upon performance in conformity with the terms of this Order. Respondent or Respondent's contractors shall provide written notice of this Order to all subcontractors hired to perform any portion of the work required by this Order. Respondent shall nonetheless be responsible for ensuring that Respondent's contractors and subcontractors perform the work to be done under this Order in accordance with this Order.

      J. All references to "professional engineer" in this Order are to an individual licensed and registered to practice professional engineering in accordance with Article 145 of the New York State Education Law. If that individual is a member of a firm, that firm must be authorized to offer professional engineering services in the State of New York under that Article.

      K. All references to "days" in this Order are to calendar days unless otherwise specified.

      L. The section headings set forth in this Order are included for convenience of reference only and shall be disregarded in the construction and interpretation of any of the provisions of this Order.

      M. Nothing contained in this Order shall be construed as an admission by Respondent regarding any allegation raised in the City lawsuit or is intended to be for the benefit of third parties. This Order shall not be construed as barring, diminishing, or restricting Respondent's ability to seek cost recovery, contribution, or indemnification from third parties, including the City, other than the State of New York.

      N. 1. The terms of this Order shall constitute the complete and entire Order between Respondent and the Department concerning the Site and areas covered by the Remedial Investigation pertaining to the matters identified in this Order. No term condition, understanding, or agreement purporting to modify or vary any term of this Order shall be binding unless made in writing and subscribed by the party to be bound. No informal advice, guidance, suggestion, or comment by the Department regarding any report, proposal, plan, specification, schedule, or any other submittal shall be construed as relieving Respondent of Respondent's obligation to obtain such formal approvals as may be required by this Order.

            2. If Respondent desires that any provision of this Order be changed, Respondent shall make timely written application, signed by the Respondent, to the Commissioner setting forth reasonable grounds for the relief sought. Copies of such written application shall be delivered or mailed to Messrs. Goddard and Sullivan, with a copy to Mr. Case.

      O. The effective date of this Order shall be the date it is signed by the Commissioner or his designee.

DATED:  October 04, 1995, New York



                                    MICHAEL D. ZAGATA
                                    Commissioner
                                    New York State Department of
                                     Environmental Conservation

                                          by:

                                              (SGD.) MICHAEL D. ZAGATA
                                          ------------------------------

                             CONSENT BY RESPONDENT

      Respondent hereby waives its right to a hearing herein as provided by law; consents to the issuance and entry of this Order; and agrees to be bound by its terms, not to contest the authority or jurisdiction of the Department to issue or enforce this Order, and not to contest the validity of this Order or its terms.

CENTRAL HUDSON GAS & ELECTRIC CORPORATION

by:    (SGD.) RONALD P. BRAND
      -----------------------------------------------------
                        Ronald P. Brand
      Vice President, Engineering and Environmental Affairs


Date signed:  October 20, 1995



STATE OF NEW YORK       )
                        ) SS:
COUNTY OF ALBANY        )

      On this 20TH day of October, 1995, before me personally appeared Ronald P. Brand, to me known, who, being duly sworn, did depose and say that he is Vice President, Engineering and Environmental Affairs of the Central Hudson Gas & Electric Corporation; that he has the authority to bind the aforementioned corporation by virtue of his position within such corporation; and that he executed the foregoing instrument on behalf of said corporation.


Charles E. Sullivan
--------------------
Notary Public  State of New York
Registration number:____________
My commission expires:__________



Charles E. Sullivan, Jr.
Notary Public, State of New York
      No. 4695830
Qualified in Rensselaer County
Commission expires October 31, 1995

[Map] 8.5 inch by 11 inch portion of a United States Geological Survey Typographic Map depicting the general location of Central Hudson's property located at Renwick Street and Marine Drive.

[Map] Illustration of approximate boundaries of properties to be investigated, with major features shown.

                                    REVISED
                      PRELIMINARY RI/FS WORK PLAN OUTLINE

           FORMER NEWBURGH MGP SITE AND OTHER AREAS OF INVESTIGATION

In September 1995, the New York State Department of Environmental Conservation (NYSDEC) and Central Hudson Gas & Electric Corporation (CHG&E) will execute an Order on Consent requiring CHG&E to investigate and, if necessary, remediate hazardous substances located at a former CHG&E manufactured gas plant (MGP) at South Water Street in the City of Newburgh, New York. Under the Consent Order, CHG&E will also investigate and, if necessary, remediate any hazardous substances that have migrated from the former MGP Site or were generated at the MGP Site and disposed off site, including the City of Newburgh sewage treatment plant
(STP). The former MGP Site and other areas of investigation are shown on Figure 1.

Blasland, Bouck & Lee, Inc. (BBL), on behalf of CHG&E, has prepared this Remedial Investigation/Feasibility Study (RI/FS) Work Plan Outline to assess the presence and extent of hazardous substances found at the former MGP or were disposed off site.

A.    Work and Ancillary Plans

1.0   Work Plan

- Includes the elements of a Remedial Investigation (RI), Baseline Risk Assessment (RA), and Feasibility Study (FS). The details of the RI, RA, and FS elements are set forth in Sections B., C., and D. of this outline. The Work Plan and its elements will be consistent with the technical and administrative guidelines set forth in the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) Act of 1980 (42 U.S.C., Sections 9601 ET SEQ.), the National Contingency Plan (NCP) of March 8, 1990 (40 CFR
      Part 300), the United States Environmental Protection Agency (USEPA) guidance document entitled, "Guidance for Conducting Remedial Investigations and Feasibility Studies Under CERCLA, Interim Final," dated October 1988 (and subsequent revisions thereto), and other appropriate USEPA and NYSDEC technical and adminstrative guidance documents. The Work Plan will include a schedule to complete the proposed RI and a conceptual preliminary schedule to complete the Baseline RA and FS in accordance with the Order on Consent.

2.0   Sampling and Analysis Plan

- Consists of two sections: the Quality Assurance Project Plan (QAPP) and the Field Sampling Plan (FSP). The QAPP will address the analytical measurements and procedures to be used during implementations of the RI, while the FSP will set forth the RI field procedures.

2.1   QAPP

-     Objectives to present Quality Assurance/Quality Control
      (QA/QC) procedures to be implemented during the RI that are necessary to achieve the data quality objectives (DQOs).

      QAPP includes:

      -     Project Description;
      -     Project Organization and Responsibilities;
      -     Quality Assurance Objectives for Data Management;
      -     Sampling Procedures;
      -     Sample and Documentation Custody;
      -     Calibration Procedures and Frequency;
      -     Analytical Procedures;
      -     Data Reduction, Validation, and Reporting;
      -     Field and Laboratory Quality Control Checks;
      -     Performance and System Audits;
      -     Preventive Maintenance;
      -     Data Assessment Procedures;
      -     Corrective Action; and
      -     Quality Assurance Reports to Management.

2.2   FSP

- Objectives to address the field procedures and sample collection methods to be used during implementation of the RI. The FSP will be prepared in conformance with the methods presented in the "Compendium of Superfund Field Operations Method" (EPA/540/p-87/001, USEPA OWSER Directive 9355-0-14), dated December 1987, and applicable NYSDEC documents.

      FSP includes:

      -     Site Background;
      -     Sampling Objectives;
      -     Sample Location and Frequency;
      -     Sample Designation;
      -     Sampling Equipment and Procedures; and
      -     Sample Handling and Analysis.

3.0   Health and Safety Plan

- Objectives to set forth applicable current health and safety procedures as identified by the Occupational Safety and Health Administration and/or the National Institute for the National Institute for Occupational Safety and Health (OSHA/NIOSH), USEPA guidelines, and health effects data and standards for known constituents.




      Health and Safety Plan (HSP) includes:

      - Background information about the areas of investigation, including known and suspected constituents;
      -     An areas of investigation map;
      - Key personnel and their associated responsibilities regarding health and safety;
      - A health and safety risk or hazard analysis for each activity that may cause exposure to impacted soils, ground water, or air;
      - Employee training and medical surveillance requirements;
      - Personal protective equipment and clothing required during investigation activities;
      - Special procedures including control measures, decontamination protocols, air monitoring requirements, etc.;
      -     Emergency response and contingency plans; and
      -     Community air monitoring plan.

4.0   Citizens Participation Plan

      Citizens Participation Plan (CPP) includes:

      -     Public Participation Activities;
      -     Basic Information on the Areas of Investigation;
      -     Project Description;
      -     Identification of Interested Parties;
      -     Project Contact Persons;
      -     Document Repository; and
      -     Definition of Commonly Used Citizen Participation
            Terms.

      The CPP will consider the guidance set forth in:

      - NYSDEC. "New York State Inactive Hazardous Waste Site Citizen Participation Plan," (August 30, 1988).

B.    Remedial Investigation

1.0   Background Information Review

Substantial information has been obtained regarding the former Newburgh MGP by CHG&E during previous investigations. Likewise, the city of Newburgh has performed a subsurface investigation and is believed to have further information on the STP property. The existing investigative information will be evaluated along with other sources of information, to design a focused Remedial Investigation (RI) of the areas of investigation (Figure 1), as described below.




      1.1   Areas of Investigation History

      - Evaluation of the history of the former Newburgh MGP using the Phase II Investigation Report (BB&L, 1989), the Phase I Report (EA Science & Technology (EA),
            1987), and supplemental sources of information from Sanborn Fire Insurance Atlases; Brown's Directories; Orange County Historical Society files; drawings and files from CHG&E not previously incorporated into the two aforementioned reports; and NYSDEC, USEPA, and other regulatory files. Specifically, the following information will be included in the history of the former MGP:

            -     Locations and uses of MGP facilities;
            -     Information on cut and fill activities (if any);
            -     Waste disposal practices;
            - Historical MGP sit observations (including the odor complaint and the observation of oily discharge); and
            - Locations of subsurface MGP and/or public utilities and pipelines at and adjacent to the former MGP.

      - Evaluation of the history of the other areas of investigation, including the city of Newburgh STP property, using Sanborn Atlases, Orange County Historical Society files, and drawings and files from the city of Newburgh. Specifically, the following information will be reviewed, if available, from the city of Newburgh:

            - Information on cut and fill areas/activities during STP construction and subsequent upgrades;
            - Current and former waste disposal practices of the STP, the former incinerator, and other entities located at the areas of investigation;
            - Location of any current or former underground or aboveground storage tanks and/or structures for storing wastes and/or solid or liquid materials;
            - Geotechnical investigations conducted prior to the STP construction, subsequent plant upgrades, and/or other structures at the areas of investigation (e.g., incinerator, utilities, etc.);
            -     Location of subsurface utilities associated with
                  the STP, and other areas of investigation;
            -     Current or historic aerial photographs and maps;
            - Information regarding the Hudson River adjacent to the STP; and
            -     Any historical (pre-STP) site information.



      1.2   Investigation History

      - Summary of previous investigations conducted by CHG&E and the city of Newburgh, specifically from the Phase 1 and 11 Reports for the former Newburgh MGP (BB&L, 1989 and EA, 1987, respectively) and the Subsurface Investigation Report prepared for the city of Newburgh (First Environment, November 1994).

      1.3   Physical Setting

      - Overview of the existing topography, subsurface utilities (current and historical), geology (overburden [including fill] and bedrock), hydrogeology (overburden [including fill] and bedrock), and hydrology of the areas of investigation, including the former Newburgh MGP and the city of Newburgh STP property, based on existing reports (see 1.2 above) as well as publicly available information from the NYSDEC, United States Geological Survey (USGS), New York State Geological Survey (NYGS), New York State Department of Health (NYSDOH), Orange County Department of Health (OCDH), and other applicable sources.

      1.4   Ecological Setting

      - Overview of the ecological setting of the areas of investigation as consistent with a Fish and Wildlife Impact Analysis (FWIA), as further described in Section
            C. 2.0, based on publicly available information from NYSDEC, USEPA, United States Fish and Wildlife Service (USFWS), local universities and colleges, and/or other local resources.

      - Information obtained for this overview will include the following: significant habitats; habitats supporting endangered, threatened, or rare species; regulated wetlands; wild, scenic, and recreational rivers; fish and wildlife resources, aquatic habitats, and wetland and river classifications.

      1.5   Preliminary Identification of SCGs

      - Evaluation of the potential New York State Standards, Criteria, and Guidance (SCGs), which are federal, state, and/or local standards; requirements, criteria, or limitations which are determined to be legally applicable or relevant and appropriate. In addition to SCGs, there are federal and state advisories and/or guidance which may also be considered and are referred to as "to be considereds" (TBCs).



            SCGs which may apply are categorized into the following classifications:

            -     Chemical-specific SCGs;
            -     Action-specific SCGs; and
            -     Location-specific SCGs.

2.0   Conceptual Model Preparation

The information gathered under the Background Information Review will be evaluated with respect to potential source and residual areas, potential migration pathways, and potential exposure pathways and receptors. This conceptual model will serve as the basis for the identification of data gaps to be fulfilled during the RI.

      2.1   Potential Source and Residual Areas

      - Identification of potential source areas and residual areas of MGP by-products and constituents as well as other such areas in the areas of investigation, including by-products and constituents generated/disposed of at the Newburgh STP property. Source and residual areas will be evaluated and categorized by type and concentrations. This identification will also include an evaluation of the relative position of the potential source and residual areas in relation to the ground surface and land use.

      2.2   Potential Migration Pathways

      - Evaluation of information on and the relative significance of the potential migration pathways associated with the areas of investigation, including the ground-water, subsurface utilities, surface water, vadose zone, and air migration pathways based on existing investigative and publicly available information (see 1.2 and 1.3 above). This evaluation will consider both separate phase materials (i.e., LNAPLs and DNAPLs) as well as dissolved phase constituents for the ground-water, utility, and surface water pathways. To the extent the information is available, potential historical pathways in subsurface utilities/surface waters will be identified and discussed. Both overburden and bedrock ground-water migration pathways will be considered. The volatile phase will be considered for the vadose zone migration pathway. Both volatile and particulate phases will be considered for the air migration pathway.

      2.3   Potential Exposure Pathways and Receptors

      - Evaluation of available information from CHG&E, the city of Newburgh, and the various regulatory agencies to confirm that any exposure pathways and receptors would be considered non-residential and consist of CHG&E, other utility, city of Newburgh employees and contractors, and possibly users of the rights-of-way in the areas of investigation. Specific potential areas of exposure for the city of Newburgh STP property will require input from the city with respect to likely future construction activities and land-use associated with the property. Further, such information will be used to identify potential future receptors. The uses of the Hudson River near the areas of investigation will be utilized to assess potential human exposure pathways and receptors (i.e., recreational uses). Environmental exposure pathways and receptors will focus on the Hudson River as the areas of investigation, including the former MGP and the city of Newburgh property, are industrial in nature and provide little habitat for terrestrial environmental exposure pathways and receptors. A human health evaluation and an ecological evaluation in the form of an FWIA are described in C., Baseline Risk Assessment.

3.0   Areas of Investigation Characterization

This portion of the RI will focus on the collection of additional data to further evaluate potential source and residual areas, potential migration pathways, and potential exposure pathways and receptors. Although specific aspects of the Characterization will change based on the evaluation of additional data described in 1.0 and 2.0 above, a preliminary scope of work for the RI is set forth below.

      3.1   Areas of Investigation Survey

      - Consists of a planimetric and topographic survey map of the areas of investigation using, to the extent available, existing mapping and aerial photography.

      - Includes topography; surface features such as buildings, roads, utilities, cultural features, and field sampling locations (e.g., test borings, monitoring wells, etc.) Elevations will be determined to 0.1 feet for most points except the surface water level monitoring points and the monitoring wells, which will be determined to 0.01 feet. All elevations will be referenced to the National Geodetic Vertical Datum
            (NGVD) of 1929.

      - Objectives include providing a base map in support of field and assessment activities associated with the RI, FWIA, and FS.



      3.2   Source Investigation

      - Consists of the installation of test borings via hollow-stem auger and/or Geoprobe drilling techniques
            (and possibly test pits based on access and health and safety considerations), split-spoon sampling at suspected source and residual areas, the collection and subsequent field and laboratory analysis of both surface and subsurface soil samples, and the installation of bedrock cores.

      - Objectives are to confirm the presence of source and residual materials, evaluate the origin of such materials, and assess the composition and extent of source and residual areas. In addition, the borings/corings will be used to evaluate the subsurface geology in the areas of investigation.

      - Anticipated test boring locations and rationale are described below:

                               NUMBER OF
      LOCATION                  BORINGS               RATIONALE

SE Corner of former MGP           3-5           Evaluate former tar tank
                                                and tar separator area
                                                and adjacent areas
                                                (between former MGP and
                                                the RR).

East of former MGP                3-5           Evaluate area near
                                                existing former MGP wells
                                                NW-2, NW-4, and adjacent
                                                areas (between former MGP
                                                and the RR).

NE Corner of former MGP            2            Evaluate area between
                                                former MGP and the RR.

Central portion of STP             5            Evaluate area near city
                                                of Newburgh installations
                                                MW-6 and B-2, where
                                                separate phase materials
                                                were observed.

Southern portion of STP         Up to 9         Evaluate in detail the
                                                area near the proposed
                                                clarifier (see Attachment
                                                1, which details an
                                                investigation to evaluate
                                                the area of the proposed
                                                clarifier at the city of
                                                Newburgh STP).

STP (Unspecified)               Up to 10        Evaluate potential
                                                source/residual areas at
                                                the STP property, which
                                                have not been identified
                                                to date.


      Anticipated rock coring locations and rationale are described below:

                             NUMBER OF
      LOCATION                CORINGS                 RATIONALE

Near existing well NW-4          1              Evaluate vertical extent
                                                of residues observed at
                                                that location.

Near existing well NW-6          1              Evaluate vertical extent
                                                of residues observed at
                                                that location.

East of former MGP               3              Evaluate horizontal
                                                extent (if any) of
                                                residues between former
                                                MGP and the RR.


- In the event the NYSDEC determines that the test borings, rock corings, the borings/corings used for monitoring well installations, the 15 previously-drilled borings, and the 15 existing monitoring wells will not provide an adequate assessment of the overburden and bedrock geology, additional test borings/corings will be installed.

- The geologic parameters collected via field observations of the overburden include the following:

            Color               Particle              Pliability
                                angularity/
                                shape

            Principal           Particle sizes        Odors/
            components                                discoloration
            (capital
             letters)

            Minor               Density/              Mottling/
            components          consistency           staining
            (and, some,
            little, trace)

            Structure and       Moisture              Weathering
            bedding             content

            Field moisture      Organic               Local name,
            condition           content               if known

            Fill or             Hardness of           Items that
            geologic            coarse                may indicate
            origin, if          particles             age of
            known (in           (Mohs                 deposit;
            parentheses         hardness scale)       archeological
            after moisture                            artifacts,
            condition)                                newspapers, etc.

            Unified Soil        Plasticity of         Fill component
            Classification      fines                 description (cinder,
            System group                              clay, metal, tires,
            symbol                                    etc.)

            Contacts when       Cohesiveness
            observed

- In addition, soil samples will be submitted for particle size analysis to characterize the subsurface geology.

- The geologic parameters collected via field observations of the bedrock include the following:

            Friability/fissibility              Strength of intact rock

            Thickness                           Weathered state

            Particle                            Voids
            angularity/shape

            Particle sizes                      Structure/bedding
                                                (bedding planes, joints,
                                                fractures)

            Rock Quality                        Description of discon-
            Designation (RQD)                   tinuities and filings

            Rock type                           Formation name (if known)

            Additional petrographic             Water content
            information

            Texture                             Odors/discoloration

            Hardness                            Fossils

            Color                               Contacts when observed

            Strike/dip



      - Collection of surface and subsurface soil/source/ residual samples will be obtained for analytical characterization. Up to 10 surface samples and up to 10 subsurface source/residual samples will be obtained. In addition, up to 20 subsurface samples will be obtained to evaluate the extent of the source/residual areas identified. These samples will be selected based on visual observations and field screening (e.g., PID and PAH immunoassay screening) to evaluate the vertical extent of the source/residual areas identified.
            Surface samples will be selected from areas, where exposure is most likely to occur. In addition, three background surface soil samples will be obtained from locations determined in consultation with the NYSDEC. Subsurface samples will be selected to represent the source/residual areas observed. In addition, subsurface samples will be selected to represent the areas of likely future excavations at the STP property, subsurface utilities, and/or other areas of potential exposure.

      -     In the event the NYSDEC determines that the 40
            aforementioned samples in conjunction with the over 15 samples previously obtained will not provide an adequate assessment of the nature and extent of the source/residual areas, additional samples for field and/or laboratory analysis will be obtained.

      - Surface soil and source/residual subsurface samples will be analyzed for the following constituents:

            -     Target Compound List (TCL) organics; and
            -     Target Analyte List (TAL) inorganics.

      - Subsurface soil samples to assess the extent of the source/residual areas will be analyzed for a subset of the TCL/TAL. At this time, this subset is expected to consist of the following parameters:

            -     Benzene, toluene, ethylbenzene, and xylene (BTEX);
            -     Polycyclic aromatic hydrocarbons (PAHs); and
            -     Select inorganics.

      -     Selected samples will also be analyzed for:

            -     Total organic carbon (TOC);
            -     Particle size;
            - Source/residual disposition parameters (e.g., BTU content);
            - Toxicity Characteristic Leaching Procedure (TCLP) for organics and inorganics;
            -     Reactivity (cyanide, sulfide); and
            - Ignitability and corrosivity only if the materials contain a liquid component.

      3.3   Geologic Investigation

      - Utilize the physical information obtained from the Source Investigation and the Hydrogeologic Investigation described in 3.4 below to further evaluate the subsurface overburden geologic materials present and the degree to which these materials influence the extent and migration of source and residual materials. No additional test borings/rock corings and/or monitoring wells specific to this investigation are anticipated; however, a geophysical investigation may be conducted to assess subsurface conditions between test borings/rock corings and monitoring wells.

      - Evaluate use of geophysics, given the limited access due to surface and subsurface structures anticipated, multiple interferences, and the unknown viability of the use of geophysical techniques in this area. A pilot geophysical survey will be conducted prior to implementing a full-scale investigation. Two techniques will be piloted: Ground-Penetrating Radar
            (GPR) and seismic refraction or reflection. The goals of the pilot survey (and a subsequent full-scale survey) will be to assess: the top of bedrock surface; the top of till surface; the configuration of confining/semi-confining units above the till/bedrock; and/or the location of subsurface utilities. The pilot survey will be conducted in conjunction with the boring program in the area of the proposed clarifier at the city of Newburgh STP. At this time, we expect this geophysical pilot survey to be conducted in the general area of River Street, just west of the STP, where the depth to bedrock is known (boring SB-6).

      3.4   Hydrogeologic Investigation

      - Consists of the installation of monitoring wells, the collection of ground-water surface-water elevations, the performance of in-situ hydraulic conductivity tests (possibly packer tests in bedrock), and the collection of ground-water samples for laboratory analysis.

      - Objectives are to evaluate the ground-water quality upgradient, in the areas of investigation, and adjacent to the Hudson River; to assess the direction(s) of ground-water flow (including tidal influences); to further evaluate the presence of separate phase materials in the subsurface; and to provide a monitoring well network. If separate phase materials are present, the monitoring wells will also be used to assess the viability of LNAPL/DNAPL recovery. In addition, the borings/corings installed for the monitoring wells will be used to evaluate the subsurface geology of the areas of investigation.

      - Anticipated overburden monitoring well locations are set forth below, but would be adjusted based on the results of the Source Investigation:



  MONITORING WELL LOCATION          NUMBER            RATIONALE

Along South Water Street               3        Evaluate ground-water
                                                quality between former
                                                MGP and RR.

Along River Street                     2        Evaluate ground-water
                                                quality between RR and
                                                STP property near
                                                existing city of Newburgh
                                                SB-6, SB-5, and MW-6.

Within STP property                   3-5       Evaluate water quality
                                                near source/residual
                                                areas identified at the
                                                STP.

Adjacent to the Hudson
River                                  3        Evaluate water quality
                                                between the STP property
                                                and the Hudson River.

            Anticipated bedrock monitoring well locations are set forth below, but would be adjusted based on the results of the Source Investigation:


  MONITORING WELL LOCATION          NUMBER            RATIONALE

Near existing well NW-4                1        Evaluate deeper bedrock
                                                ground-water quality.

Near existing well NW-6                1        Evaluate deeper bedrock
                                                ground-water quality.

East of former MGP                     3        Evaluate bedrock ground-
                                                water quality east of
                                                former MGP.


      -     In the event the NYSDEC determines that the 18
            additional monitoring well installations and the 15 existing monitoring wells will not meet the objectives of the Hydrogeologic Investigation, additional monitoring wells and/or piezometers will be installed.

      - Water levels will be measured at the existing and newly installed monitoring wells. In addition, water levels will be measured at up to five surfaces level measuring points in the Hudson River adjacent to the monitoring wells installed along the river.

      - In-situ hydraulic conductivity tests (and possibly packer tests in bedrock) will also be performed at the newly-installed wells as well as at existing monitoring wells (if not previously performed).

      - Ground-water samples will collected from both new and existing wells and analyzed for TCL/TAL constituents, field parameters (ph, specific conductivity, temperature, turbidity), potential indicators of intrinsic biodegradation (e.g., nitrate/nitrite, sulfate/sulfite, dissolved oxygen [DO], and oxidation-reduction potential [ORP]), and potential treatment and/or disposal parameters (selected wells only) (e.g., BOD).

      3.5   Subsurface Utility Investigation (Contingency)

- At this time, the presence and extent of MGP-related materials adjacent to subsurface utilities are not known. Additional information on the distribution and position of the subsurface utilities in conjunction with the distribution and position of source and residual materials must be obtained prior to implementing specific investigation efforts in the RI.

      3.6   Hudson River Investigation

      - Consists of a river bank reconnaissance for seeps, an assessment of the presence of sediments adjacent to the STP property via probing along the STP property from Renwick to South William Streets, the collection of sediment samples for laboratory analysis based on the sediment probing, and the collection and analysis of surface water samples. The Hudson River Investigation will take into consideration the guidance in the following documents:

            -     NYSDEC, Fish and Wildlife Impact Analysis for
                  Inactive Hazardous Waste Sites (Guidelines,
                  Division of Fish and Wildlife October 1994); and
            -     NYSDEC, Technical Guidance for Screening
                  Contaminated Sediments (November 1993).

      - Objectives are to evaluate the presence of source materials, residuals, and/or dissolved constituents in the sediment and surface water adjacent to the STP; to assess the origin of these materials/constituents; and to estimate the volume of any impacted sediments. In addition, information on the water depth, substrate composition, and aquatic vegetation will be assessed.

      - Up to 10 sediment samples will be obtained for laboratory analysis and up to five surface-water samples will be obtained for laboratory analysis. If any seeps are identified, seep samples will also be obtained for laboratory analysis. In addition, at least three upstream sediment samples and one surface-water sample will be obtained. Analytical parameters for sediments will be similar to those for soil/source/ residual samples and will include TOC and particle size, while the analytical parameters for surface water, including seeps, will be similar to those for ground-water samples.

      - In the event the NYSDEC determines that the 13 sediment samples and at least five surface-water samples will not provide an adequate assessment of the nature and extent of the constituents in the river, additional samples for field and/or laboratory analysis will be obtained.

      3.7   Air Investigation

      - No specific air sampling and analysis are anticipated (other than that for health and safety considerations), and the air investigation will consist of a desk-top analysis of air emissions and quality using the surface soil data collected.

      - The Air Investigation will take into consideration the guidance in the following documents:

            - USEPA, "Procedures for Conducting Air Pathway Analysis for Superfund Applications," AIR/SUPERFUND NATIONAL TECHNICAL GUIDANCE STUDY SERIES, EPA-450/1-89-001 through 004 (Washington,
                  D.C.: July 1989);
            - NYSDEC, Draft Cleanup Policy and Guidelines Document (October 1991); Appendix A, Air Cleanup Criteria, Division of Air Resources (May 31,
                  1991).

      - In the event the desk-top analysis indicates that actual ambient air monitoring is required per the guidance, then a confirmatory air monitoring program will be conducted.

4.0   RI Report

- Completion of an RI Report summarizing the investigation results.

C.    Baseline Risk Assessment


- Consists of a human health evaluation and an ecological evaluation in the form of an FWIA using USEPA and NYSDEC guidance as described below.

1.0   Human Health RA

- Characterization of potential risks to human health in accordance with USEPA guidance for conducting risk assessments. The components of the Human Health RA include:

            -     Data Evaluation;
            -     Exposure Assessment;
            -     Toxicity Assessment; and
            -     Risk Characterization.

      1.1   Data Evaluation

      - Assessment of the constituents detected, the levels of constituents detected, the environmental media in which the constituents were detected, and the locations where constituents were observed. Based on this information, the constituents of interest will be determined for each medium of interest.

      1.2   Exposure Assessment

      - Characterization of exposure setting, identification of complete exposure pathways, and quantification of exposure.

      - Summary of information regarding exposure setting obtained during the RI (e.g., history, location, water use) and environmental fate and transport.

      - Identification of complete pathways of exposure. A pathway will be considered complete if there is:

            -     A known source or release from a source;
            - There is an exposure point where human contact can occur; and
            - There is a feasible route of exposure (i.e., oral, dermal, or inhalation) at the exposure point.
                  Both current and hypothetical future pathways will be identified. Hypothetical future pathways will be determined based upon chemical migration potential and foreseeable future land use considerations.

      - Qualifications of human exposure will proceed by establishing exposure point concentrations and associated intake by humans using available analytical data.


      1.3   Toxicity Assessment

      - Classification of adverse health effects in either of two categories:

            -     Carcinogenic effects; and
            -     Non-carcinogenic effects.

      - A summary of the available toxicity criteria for the constituents of interest will be provided, including information on:

            -     Constituent name;
            - Route of exposure/USEPA Human Health Assessment Group Classification (carcinogens only);
            -     Route-specific toxicity criterion;
            - Tumor site(s) (carcinogens) or critical endpoint (non-carcinogens) for each route of exposure; and
            - Source of each criterion (e.g., Integrated Risk Information System [IRIS], Health Effects Assessment Table).

      1.4   Risk Characterization

      - Integration of the results of the data evaluation, exposure assessment, and toxicity assessment portions of the RA to provide a quantitative evaluation of potential human health risks. Risks will be quantified only for those constituents of interest which are:

            -     Associated with complete pathways of exposure; and
            -     Have appropriate toxicity criteria.

      - The risk characterization will separately address carcinogenic and non-carcinogenic effects.

      - Preparation of a qualitive uncertainty analysis will be provided as part of the risk characterization. Those uncertainties which are inherent to the risk assessment process will be discussed, along with those uncertainties which are specific to this RA.

2.0   Fish and Wildlife Impact Analysis

- Conduct Step 1 of the FWIA, consisting of the elements set forth below. Some of the FWIA elements will be obtained during the Background Information Review and Conceptual Model Preparation as set forth in Sections B. 1.0 and 2.0, while some elements will be obtained during the RI.


- Objectives include obtaining information on fish and wildlife resources in the areas of investigation and obtaining information to design the RI.

      2.1   Site Maps

      - Topographic Map of the areas of investigation and areas within two miles of the perimeter of those areas.

      - Covertype Map of the areas of investigation and areas within 0.5 miles of the perimeter of those investigation areas.

            -     Drainage Map of the areas of investigation.

      The first two maps will be prepared as a part of the Background Information Review and the Conceptual Model Preparation, while the Drainage Map will be prepared as a part of the Background Information Review (subsurface utilities) and the Areas of Investigation Survey of the RI.

      2.2   Description of Fish and Wildlife Resources

            -     Fish and Wildlife Resources and Covertypes.
            -     Fauna Expected Within Each Covertype and Aquatic
                  Habitat.
            -     Observations of Stress.

      These descriptions will be prepared as a part of the Background Information Review and the Conceptual Model Preparation and during the execution of the RI (direct observations of stress). This section will focus on the Hudson River, as the areas of investigation are industrial in nature.

      2.3   Description of Fish and Wildlife Resource Value

            -     Value of Habitat to Associated Fauna.
            -     Value of Resources to Humans.

      These descriptions will be prepared as a part of the Background Information Review and the Conceptual Model
      Preparation.

      2.4   Identification of Applicable Fish and Wildlife
             Regulatory Criteria

      These criteria will identified as a part of the identification of SCG's during the Background Information
      Review.

      In the event that the results of Step 1 and the Hudson River Investigation indicate additional FWIA steps are necessary, these steps will be implemented during supplemental RI activities, as required

D.    Feasibility Study

1.0   Definition of Remedial Action Objectives

- Evaluation of remedial action objectives (RAOs), which consist of medium specific or operable-unit-specific goals for protecting human health and the environment. The RAOs will specify constituents of interest, exposure pathway(s) and receptor(s), and preliminary remediation goals (PRGs) based on chemical-specific federal, state, and local SCGs set forth by the NYSDEC, TBCs, and/or site-specific risk-based criteria.

      These RAOs will consider the future use of the areas of investigation.

2.0   Development and Screening of Remedial Alternatives

- Development of management options to protect human health and the environment via the following steps:

- Development of general response actions (GRAs) for each medium of interest (e.g., containment, treatment, etc.) that may be taken to satisfy the RAOs;

- Identification of volumes or areas of media to which GRAs might be applied, taking into account protectiveness and the chemical/physical characterization of the areas of investigation;

- Identification and screening of technologies applicable to each GRA to eliminate those that cannot be implemented technically;

- Secondary screening of technologies based on effectiveness, implementability, and cost;

- Identification and evaluation of technology process options to select a representative process for each technology type retained; and

- Assembly of the selected technology process options into appropriate alternatives representing a range of treatment and containment combinations.

3.0   Detailed Analysis of Remedial Alternatives

- Evaluation of the assembled remedial alternatives with respect to the following criteria:

      Threshold Criteria

      -     Overall protection of human health and the environment
            - addresses whether or not a potential alternative would provide adequate protection to human health and the environment. This criterion also describes how risks posed through each exposure pathway would be eliminated, reduced, or controlled through treatment, engineering controls, or institutional controls.

      - Compliance with SCGs - addressed whether or not a potential alternative would meet all of the applicable SCGs, or provide grounds by which a waiver for a specific SCG could be justified.

      Primary Criteria

      - Long-term effectiveness and permanence - refers to the ability of a potential alternative to maintain reliable protection of human health and the environment over time, once PRGs have been achieved.

      - Reduction of toxicity, mobility, or volume through treatment - refers to a potential alternative's ability to reduce the toxicity, mobility, or volume of constituents.

      - Short-term effectiveness - refers to the ability of a potential alternative to maintain reliable protection of human health and the environment during the construction and implementation phase of an alternative (until the PRGs have been achieved). This criterion also evaluates the time period necessary to achieve risk protection.

      - Implementability - evaluates the technical and administrative feasibility of a potential alternative, including the availability of materials and services required to complete the potential alternative.

      - Cost - includes the evaluation of capital, O&M, and present-worth costs associated with a potential alternative.

4.0   Comparative Analysis of Remedial Alternatives

- Comparison of the relative performance of each remedial alternative in relation to the evaluation criteria. The comparative analysis will be presented in tabular form, listing each of the remedial alternatives, and including a brief summary of the merits or disadvantages of each remedial alternative with respect to the evaluation criteria.





5.0   Identification of Recommended Alternative

- Presentation of the recommended remedial action and the rationale for that recommendation.

Attachment 1






                                                                        DRAFT


                                                                   WORK PLAN


                                  Soil Assessment and Disposition Plan
                                                  At the City of Newburgh
                                                   Sewage Treatment Plant








                            Central Hudson Gas & Electric Corporation
                                                   Poughkeepsie, New York




                                                              February 1995









                                             BLASLAND, BOUCK & LEE, INC.
                                                   ENGINEERS & SCIENTISTS

                                                         6723 Towpath Road
                                                 Syracuse, New York 13214
                                                             (315) 446-9120

Table of Contents

                                                               Page

1.0   Introduction                                                1

      1.1   Overview                                              1


2.0   Scope of Work                                               2

      2.1   Work Task 1 - Boring Installation                     2
      2.2   Work Task 2 - Sampling and Analysis                   3
      2.3   Work Task 3 - A Soil Assessment and
             Disposition Report                                   4


3.0   Schedule                                                    6

4.0   References                                                  7



FIGURES

1     Proposed Boring Location Map
























                        BLASLAND, BOUCK & LEE, INC.
                          ENGINEERS & SCIENTISTS

1.0   Introduction


1.1   Overview


In August 1994, during excavation activities for a secondary clarifier at the city of Newburgh sewage treatment plant (STP) located along Renwick and River Streets (Figure 1), a tar-like substance was observed in the subsurface. Since that time, soil and ground-water samples have been obtained and analyzed from the STP and areas surrounding the STP, including the property owned by Central Hudson Gas & Electric Corporation (CHG&E) located along South Water Street, which formerly housed a manufactured gas plant (MGP). This former MGP, known as the Newburgh MGP Site, was listed on the New York State Registry of Inactive Hazardous Waste Disposal Sites in 1986 with a classification 2a, site requiring further investigation. CHG&E conducted such an investigation under the terms of a Consent Order with the New York State Department of Environmental Conservation (NYSDEC) in 1988. As a result of the investigation, NYSDEC removed the Newburgh MGP Site from the registry.

Blasland, Bouck & Lee, Inc. (BB&L), on behalf of CHG&E, has prepared this Work Plan to assess the extent of impacted soil in the proposed clarifier area such that the appropriate disposition of the impacted soils can be determined prior to the construction of the clarifier.

This Work Plan presents the scope of work to fulfill this objective in Section II, Scope of Work.



















                        BLASLAND, BOUCK & LEE, INC.
                          ENGINEERS & SCIENTISTS

2.0   Scope of Work



The scope of work to address the objective set forth in Section I will include the installation of borings in the proposed clarifier area; the performance of sampling and analysis of representative materials; and the completion of a Soil Assessment and Disposition Report. The work tasks necessary to meet the objectives of the investigation are provided below:


      -     Work Task 1 - Boring Installation

      -     Work Task 2 - Sampling and Analysis

      -     Work Task 3 - Soil Assessment and Disposition Report


2.1   Work Task 1 - Boring Installation

Under this task, up to nine borings will be installed to assess the extent of impacted soil in the proposed clarifier area. At least one of the proposed borings will extend to the top of bedrock, while the remainder of the borings will extend to approximately 30 feet below ground level or just below the base of the proposed clarifier. In addition up to three temporary ground-water sampling points will be installed at the water table.

The borings and the temporary ground-water sampling points will be installed using the Geoprobe method, a direct push technique that minimizes soil cuttings. The Geoprobe system uses a truck-mounted hydraulic hammer to push a probe to the sample depth. The soil samples will be collected with a 2-inch split-spoon sampler. In the event, the Geoprobe technology cannot be used due to subsurface conditions, the boring will be installed using small-diameter hollow stem augers.

During the installation of the test borings, soil samples will be collected continuously via a split-spoon sampler, visually described using the Unified Soil Classification System (USCS), screened with a photoionization detector (PID) for the presence and relative concentrations of VOCs, and physically observed for waste materials. The PID screening procedures will also provide for health and safety monitoring during the installation of the borings.



                        BLASLAND, BOUCK & LEE, INC.
                          ENGINEERS & SCIENTISTS
Soils generated during the drilling will be staged on plastic, segregated based on visual observations and PID readings, then transferred to 55-gallon drum containers for subsequent disposal, or placed back into the borehole mixed with bentonite. Soils with visible waste materials will be containerized, while native soils will be placed back into the borehole to the extent feasible.

Sampling equipment will be decontaminated prior to initiating the boring activities, in between each test boring, and at the completion of all boring activities. Decontamination will be conducted at a central location within a plastic-lined pad. Decontamination water will be collected and transferred to a central container for subsequent disposal.


2.2   Work Task 2 - Sampling and Analysis


To further characterize the materials observed at the STP, up to five composite soil samples will be submitted for hazardous waste characterization. Sample selection will be based on visual evidence of waste materials and/or PID screening measurements.

Hazardous waste characterization will be used to determine if the materials could be characterized as a hazardous waste and to evaluate potential disposal options associated with materials excavated at the STP prior to the construction of the clarifier. The methods and parameters for this characterization are as follows:


      - Method 1311 for toxicity characterization leaching procedure (TCLP) and appropriate SW-846 (USEPA, 1990) methods;

      - Methods per Chapter 7.3 of SW-846 (USEPA, 1990) for reactivity (cyanide, sulfide); and

      - Methods per Chapter 8.1 and 8.2 of SW-846 (USEPA, 1990) for ignitability and corrosivity only if the materials contain a liquid component as determined by Method
            9095, the Paint Filter Test.

Up to three ground-water samples will also be obtained from the proposed borings and analyzed for parameters that will be based on the influent requirements of the city of Newburgh STP.




                        BLASLAND, BOUCK & LEE, INC.
                          ENGINEERS & SCIENTISTS


2.3   Work Task 3 - A Soil Assessment and Disposition Report

Upon completion of this investigation, a Soil Assessment and Disposition Report based on the findings will be prepared. The anticipated format for this report is as follows:


      Section 1.0 Introduction

      Section 2.0 Investigation Results

              2.1 Boring Investigation

              2.2 Sampling and Analysis Results

      Section 3.0 Extent of Impacted Soil

              3.1 Disposition Options

      Section 4.0 Summary and Conclusions


      Tables

            Hazardous Waste Characterization Results


            Boring Specifications


      Figures

            Site Map


      Attachments

            Analytical Data

            Subsurface Logs









                        BLASLAND, BOUCK & LEE, INC.
                          ENGINEERS & SCIENTISTS


3.0   Schedule


This Work Plan will be initiated within three weeks following authorization and approval from CHG&E and the NYSDEC. Once initiated, the estimated duration to complete the work tasks is approximately 10 weeks, including laboratory analyses.

4.0   References


United States Environmental Protection Agency (USEPA), 1990; Test
Methods for Evaluating Solid Wastes, SW-846; Third Edition.


USEPA, 1984; Sampling and Analysis Methods for Hazardous Waste
Combustion, EPA 600/8-84-002.

Figures


1     Proposed Boring Location Map

[Map] Illustration of investigation area showing approximate location of area of proposed borings to be installed during soil assessment and disposition study. Attachment 1 of revised preliminary RI/FS Work Plan Outline.

[Map] Illustration of investigation area showing approximate location of area of proposed borings to be installed during soil assessment and disposition study. Attachment 1 of revised preliminary RI/FS Work Plan Outline.







































